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                                                                       Exhibit 2


Amsterdam, 19 April, 2000


PHILIPS TO AGAIN EXECUTE A SHARE REDUCTION PROGRAM

Royal Philips Electronics announced today that it will execute again a Share Reduction Program. A share reduction of 3% will be effected by reducing the share capital, resulting in a total cash distribution of approximately EUR 1.7 billion to all shareholders, and a subsequent reduction of the number of outstanding ordinary shares by 3%.

Consequently, Philips will convene an extraordinary General Meeting of Shareholders to which it will propose:

1.   Conversion of surplus paid-in capital into nominal share capital;
2. Reduction of the adjusted nominal share capital by distributing a cash amount of EUR 1.26 per share to all Philips shareholders, which equals 3% of yesterday's closing price in Amsterdam of EUR 42.05; and
3. Exchange of all presently existing 100 shares into 97 shares, each of which will have a par value of EUR 0.20.

A detailed proposal will be submitted to the extraordinary General Meeting of Shareholders to be held in May. Upon adoption, consummation is expected in July/August upon completion of the required legal procedures and formalities.

The Board of Management believes that reducing the number of outstanding shares represents an excellent use of cash for Philips at the moment. In 1999, Philips successfully completed a similar Share Reduction Program.



FOR FURTHER INFORMATION PLEASE CONTACT:
Ben Geerts, Philips Corporate Communications, tel: +31 20 59 77215




ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF EUR 31.5 BILLION IN 1999. IT IS A GLOBAL LEADER IN COLOR TELEVISION SETS, LIGHTING, ELECTRIC SHAVERS, COLOR PICTURE TUBES FOR TELEVISIONS AND MONITORS, AND ONE-CHIP TV PRODUCTS. ITS 226,900 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, MEDICAL SYSTEMS, AND IT SERVICES (ORIGIN). PHILIPS IS QUOTED ON THE NYSE (SYMBOL: PHG), LONDON, FRANKFURT, AMSTERDAM (SYMBOL: PHI) AND OTHER STOCK EXCHANGES.
NEWS FROM PHILIPS IS LOCATED AT WWW.NEWS.PHILIPS.COM